OMV Investor News



May 8, 2006
7.00am (UK time) – 8.00am (CET)

82-3209

SUPPL

OMV and Verbund discuss potential for energy alliance

OMV and Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund) are engaged in discussions regarding an energy alliance. Potential synergies between their respective gas and power businesses is one area to be exploited.

In the event of these discussions leading to a positive conclusion, we would inform our shareholders appropriately. Until further notice both parties have agreed to hold the contents of these discussions as confidential.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–March 2006** on May 16, 2006

RECEIVED
2006 MAY 18 P 3:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

dlw 5/19



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